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                     [Letterhead - Dillon, Read & Co., Inc.]







April 11, 1996



The Board of Directors
Corvita Corporation
8210 N.W. 27th Street
Miami, FL 33122

To the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, $0.001 par value ("Company Common Stock"), of Corvita Corporation ("Corvita" or the "Company") of the cash consideration to be paid to such holders pursuant to an Agreement and Plan of Merger, dated as of April 11, 1996 (the "Agreement"), among Corvita, Pfizer Inc. ("Pfizer") and HPG Acquisition Corp. ("Merger Sub"). The Agreement provides for, among other things, a two-step transaction, comprised of (i) a tender offer for any and all shares of Company Common Stock at a price of $10.25 net per share in cash for each share of Company Common Stock and (ii) the merger of Merger Sub with and into Corvita, with Corvita as the surviving corporation, whereupon each outstanding share of Company Common Stock (excluding shares owned by Corvita, Pfizer or Merger Sub) will be converted into the right to receive $10.25 per share in cash.

In arriving at our opinion we have examined the Agreement, certain publicly available information relating to the business, financial condition and operations of Corvita as well as certain financial and other information furnished to us by Corvita that is not publicly available. We have met with certain senior officers of Corvita to discuss the operations, financial condition, history and prospects of Corvita. We have reviewed historical common stock price and trading volume data relating to Corvita and analyzed the consideration to be received by the holders of Company Common Stock in relation to, among other measures, market price, historical earnings, future earnings potential, sales and cash flow of Corvita's business. We have considered the financial terms of certain other recent merger and acquisition transactions involving similar companies which we believe to be generally comparable to Corvita and have analyzed certain
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publicly available information, including financial information relating to public companies whose operations we deemed comparable to those of Corvita. Finally, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

In the course of our analysis, we have relied upon the accuracy and completeness of the publicly available financial information and non-public financial and other information provided to us, which we have not independently verified.
With respect to the non-public financial information, we assumed that it has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Corvita as to the future financial performance of Corvita and other relevant considerations. With your consent, we have not made, requested or received any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Corvita.
Our opinion is based on information available to us, and economic, monetary and market conditions existing and disclosed to us, as of the date hereof, and we disclaim any undertaking to advise you of, or to revise this opinion in any way to reflect, any changes which may arise hereafter.

We are acting as financial advisor to Corvita in connection with the Agreement and, in such capacity, will receive a fee upon consummation of the merger based on the aggregate consideration paid in connection therewith.

Our opinion may not be published or otherwise referred to, nor shall any public reference to Dillon, Read & Co. Inc. be made, without our prior written consent. This opinion is being rendered solely to the Board of Directors of Corvita for its use in evaluating the transaction contemplated by the Agreement and is neither for the benefit of nor being rendered to the holders of Company Common Stock or any other person.

Subject to the foregoing, and based on our experience as investment bankers, our work described above and other factors we have deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of Company Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.




Very truly yours,

/s/ DILLON, READ & CO. INC.

DILLON, READ & CO. INC.

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DILLON, READ & CO. INC.

                                                   535 MADISON AVENUE
                                                 NEW YORK, NEW YORK 10022
                                                      212-906-7000


                                             April 16, 1996


Corvita Corporation
8210 N.W. 27th Street
Miami, FL  33122

Ladies and Gentlemen:

     We hereby consent to the filing of our opinion letter dated April 11, 1996 to the Board of Directors of Corvita Corporation (the "Company") as an exhibit to the Schedule 14d-9 of the Company relating to the tender offer to be made pursuant to the Agreement and Plan of Merger, dated April 11, 1996, among Pfizer Inc., HPG Acquisition Corp. and the Company.

                                             Very truly yours,

                                             /s/ Dillon, Read & Co. Inc.

                                             DILLON, READ & CO. INC.